October 15, 2010

Gentleman:

Please be advised of my decision to retire from the Board of Directors of Torvec Inc., and from the Board Committees of which I am a member, effective immediately. I intend to devote greater attention to my family and to my law practice.

I do not retire out of any sense of disappointment with the company or its policies. To the contrary, I am thrilled with our recent appointment of Richard Kaplan as the company’s new Chief Executive Officer, and I am confident that the company is left in capable hands.

I wish to thank the Gleamans for their friendship and support, as well as my fellow Board members and many colleagues at Torvec. It has been my privilege to work with each of you and to serve Torvec’s shareholders to the best of my ability. I look forward to watching with pride from a distance as Torvec continues to prosper and strive for excellence.

Sincerely,

Joseph B. Rizzo